UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Sequential Brands Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

81734P107
(CUSIP NUMBER)

Phil Frohlich
1924 South Utica Ave., Suite #1120
Tulsa, Oklahoma  74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 8,463,319
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,463,319
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,463,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 8,463,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,463,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,463,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 8,463,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,463,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,463,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap Master Fund, G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 8,463,319
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,463,319
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,463,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 81734P107	13D

1	NAME OF REPORTING PERSONS Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 8,463,319
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,463,319
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,463,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 26, 2019, by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II”, and, together with Prescott Small Cap, the “Small Cap Funds”), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Master Fund”) and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.01 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 relates to shares of Common Stock of the Issuer held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 8,463,319 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 8,463,319 shares of Common Stock held by the Master Fund.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.   Purpose of the Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 1 is being filed to report dispositions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons filed the Schedule 13D. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.

Additionally, since the filing of the original Schedule 13D, the Reporting Persons have submitted a formal books and records request under state law to gain more detailed information related to the Issuer’s holding, management and sale of the Martha Stewart brand.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with members of the Issuer’s Board or management, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.  Such information is based on 65,404,888 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2019.
As of October 18, 2019, the Master Fund directly held and beneficially owned 8,463,319 shares of Common Stock, representing approximately 12.9% of the outstanding Common Stock.  As general partners of the Master Fund, the Small Cap Funds may be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As the general partner of the Small Cap Funds, Prescott Capital may also be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As managing member of Prescott Capital, Phil Frohlich may be deemed to beneficially own the shares of Common Stock held by the Master Fund.
The filing of this statement on Schedule 13D shall not be construed as admission that any of Prescott Capital, the Small Cap Funds or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 8,463,319 shares of Common Stock held by the Master Fund and pursuant to Rule 13d-4, Prescott Capital, the Small Cap Funds and Mr. Frohlich disclaim all such beneficial ownership.

(c) On October 16, 2019, the Master Fund sold 685,000 shares of Common Stock for the accounts of the Small Cap Funds in the open market for a price per share of $0.36.  On October 17, 2019, the Master Fund sold 426,837 shares of Common Stock for the accounts of the Small Cap Funds in the open market for a price per share of $0.37.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2019

Prescott Group Capital Management, L.L.C.

By:        /s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:          /s/ Phil Frohlich
  Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:         Prescott Group Capital Management, L.L.C., its general partner

By:         /s/ Phil Frohlich
  Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:         Prescott Group Aggressive Small Cap, L.P., general partner

By:         Prescott Group Aggressive Small Cap II, L.P., general partner

By:         Prescott Group Capital Management, L.L.C., its general partner

By:         /s/ Phil Frohlich
  Phil Frohlich, Managing Member

Phil Frohlich

By:         /s/ Phil Frohlich
  Phil Frohlich